August 24, 2018

Todd C. Larson
Senior Executive Vice President and Chief Financial Officer
Reinsurance Group of America, Inc.
16600 Swingley Ridge Road
Chesterfield, MO 63017

       Re: Reinsurance Group of America, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           File No. 001-11848

Dear Mr. Larson:

       We have reviewed your August 8, 2018 response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Notes to Consolidated Financial Statements
Note 16. Short Duration Contracts, page 148

1.    Please refer to your August 8, 2018 response and address the following:
        Explain to us why there does not appear to be any significant reconciling items between the 2017 prior years incurred amount of $2,829,000 shown in the short duration three year roll forward table of your response and the amount of development in 2017 inherent in "US and Latin America" and "Asia Pacific" 10 year tables in Note
         16. We note in this regard that you also have reserves for other short duration contracts for which 10 year tables are not included.
        Explain to us why the incurred current year amount for 2017, 2016 and 2015 shown in the short duration three year forward table of your response increased by $63 million,
 Todd C. Larson
Reinsurance Group of America, Inc.
August 24, 2018
Page 2
             $129 million and $172 million, respectively, with an equal decrease in the incurred prior years amount as compared to the respective amounts in your July 13, 2018 response.
             Reconcile for us the sum of total incurred for 2017, 2016 and 2015 for both your long and short duration three year roll forward tables to each amount for the respective year for the line item "claims and other policy benefits" on the consolidated statements of income.
       You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg at 202-551-3679 with any questions.



FirstName LastNameTodd C. Larson                               Sincerely,
Comapany NameReinsurance Group of America, Inc.
                                                               Division of
Corporation Finance
August 24, 2018 Page 2                                         Office of
Healthcare & Insurance
FirstName LastName